Exhibit 99.3

IDEX Biometrics ASA interim report for the fourth quarter and preliminary result for 2022

Oslo, Norway – 22 February 2023 - IDEX Biometrics ASA’s interim report for the fourth quarter and preliminary annual result for 2022 is attached to this notice (link below) The interim report is also available on the IDEX Biometrics website: www.idexbiometrics.com/investors/interim-results/

A webcast presentation of the interim report will be held by Vince Graziani, Chief Executive Officer, today at 13:00 CET. The webcast presentation can be viewed at the following link:

https://channel.royalcast.com/landingpage/hegnarmedia/20230223_5/

2022 marked an inflection point in the biometric payment card market with nine new biometric payment card programs launched with banks on the IDEX Biometrics technology platform. This indicates an acceleration in the deployment of biometric cards with banks and issuers and commercial success for card manufacturers who have selected IDEX Biometrics sensor solutions over the competition.

Until recently, there were four biometric card manufacturers in the market with cards based on IDEX Biometrics sensor technology. In 2022, IDEX Biometrics significantly accelerated design wins with card manufacturers, reaching twelve design wins with global and regional card manufacturers across the globe. These card manufacturers are in the process of obtaining LOA’s (Letters Of Approval) from the major payment schemes and are preparing to launch biometric smart cards based on the certified IDEX Biometrics and Infineon Technologies solution offering, together with global and regional banks and issuers.

Revenues in the fourth quarter were $1.1 million, increasing 15% compared to third quarter revenues of $928 thousand~~.~~ For the full year the company recorded revenues of $4.1 million, a year-over-year increase of 44%. We expect continued revenue growth in 2023.

Gross margin increased to 33% in the fourth quarter, up from 12% in the third quarter, and for the full year 2022 the gross margin was 21%. The higher margin in the fourth quarter was due to increased sales to high-margin customers. We expect the gross margin in the first quarter of 2023 to be at similar levels as in the fourth quarter of 2022.

Operating expenses excluding cost of materials and depreciation decreased 12% this quarter to $7.0, down from $7.9 million in the third quarter. The decrease in operating expenses partly reflects a reduction of the number of employees implemented in the second half of 2022. Development expenses were seasonally low in the fourth quarter due to recognition of government support credits. We expect to further decrease operating expenses in the first quarter of 2023.

For further information contact:

Marianne Bøe, Head of Investor Relations
E-mail: marianne.boe@idexbiometrics.com
Tel: + 47 918 00186

About IDEX Biometrics

IDEX Biometrics ASA (OSE: IDEX and Nasdaq: IDBA) is a global technology leader in fingerprint biometrics, offering authentication solutions across payments, access control, and digital identity to create unmatched convenience and uncompromised security for users. Our solutions are based on patented and proprietary sensor technologies, integrated circuit designs, and software, targeting card-based applications for payments and digital authentication. We partner with leading card manufacturers and other industry experts to bring our solutions to market.

For more information, visit www.idexbiometrics.com

TRADEMARK STATEMENT

IDEX, TrustedBio, IDEX Biometrics and the IDEX logo are trademarks owned by IDEX Biometrics ASA. All other brands or product names are the property of their respective holders.